

04050802

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.
Exact Name of Registrant as Specified in Charter

0001017447
Registrant CIK Number

Form 8-K, November 24, 2004, Series 2004-10
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117817
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: ______________________
Name: Richard Johnson
Title: Chief Financial Officer

Dated: 11/24, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

New Issue Computational Materials

$2,111,091,000 *(Approximate)*

Impac CMB Trust Series 2004-10
Collateralized Asset-Backed Bonds, Series 2004-10

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

November 18, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Capital Research Collateral Data Request

For the Hybrid ARM, Purchase Loans

Non Full Doc	Silent 2nd	I/O	% of Hybrid Purchase Loans	% of Pool	Credit Score	Gross WAC	LTV	# Months to Amortization	# Months to Reset
Yes	Yes	Yes	46.38%	27.62%	696	5.62164	76.55%	61	27
Yes	Yes	No	18.23%	10.86%	679	6.10068	79.11%	-	29
Yes	No	Yes	9.52%	5.67%	700	6.14639	82.53%	61	31
Yes	No	No	8.24%	4.91%	688	6.49859	84.13%	-	32
No	Yes	Yes	13.34%	7.95%	698	5.41765	76.88%	66	31
No	Yes	No	2.10%	1.25%	702	5.54774	78.34%	-	40
No	No	Yes	1.69%	1.01%	716	5.76253	81.78%	63	37
No	No	No	0.50%	0.30%	729	5.57808	77.88%	-	47
		should sum to 100% --->	100.00%						

For the Hybrid ARM, Refi Loans

Non Full Doc	Silent 2nd	I/O	% of Hybrid Purchase Loans	% of Pool	Credit Score	Gross WAC	LTV	# Months to Amortization	# Months to Reset
Yes	Yes	Yes	25.09%	8.07%	679	5.60529	74.89%	62	30
Yes	Yes	No	10.10%	3.25%	659	6.01028	77.58%	-	31
Yes	No	Yes	23.51%	7.56%	680	5.76873	72.23%	63	35
Yes	No	No	19.94%	6.41%	655	6.15602	73.21%	-	33
No	Yes	Yes	11.01%	3.54%	684	5.29023	74.47%	65	30
No	Yes	No	1.91%	0.62%	679	5.53818	75.27%	-	33
No	No	Yes	6.19%	1.99%	674	5.55117	73.84%	67	39
No	No	No	2.26%	0.73%	681	5.47309	71.24%	-	43
		should sum to 100% --->	100.0%						

For the Fixed Rate, Purchase Loans

Non Full Doc	Silent 2nd	I/O	% of Fixed Purchase Loans	% of Pool	Credit Score	Gross WAC	LTV	# Months to Amortization	# Months to Reset
Yes	Yes	Yes	7.35%	0.24%	689	6.76933	80.00%	59	-
Yes	Yes	No	19.79%	0.65%	698	6.88354	78.50%	-	-
Yes	No	Yes	6.03%	0.20%	719	7.09836	75.89%	66	-
Yes	No	No	52.86%	1.74%	700	7.19362	83.45%	-	-
No	Yes	Yes	2.09%	0.07%	712	6.39467	77.50%	82	-
No	Yes	No	6.79%	0.22%	709	6.67081	77.91%	-	-
No	No	Yes		0.00%					
No	No	No	5.08%	0.17%	695	6.42078	75.23%	-	-
		should sum to 100% --->	100.0%						

For the Fixed Rate, Refi Loans

Non Full Doc	Silent 2nd	I/O	% of Fixed Purchase Loans	% of Pool	Credit Score	Gross WAC	LTV	# Months to Amortization	# Months to Reset
Yes	Yes	Yes	2.11%	0.10%	679	6.66830	62.98%	72	-
Yes	Yes	No	4.92%	0.24%	683	6.91228	73.11%	-	-
Yes	No	Yes	5.48%	0.27%	672	6.86725	67.79%	59	-
Yes	No	No	68.94%	3.43%	678	6.96960	70.16%	-	-
No	Yes	Yes	0.24%	0.01%	758	7.00000	80.00%	59	-
No	Yes	No	4.23%	0.21%	747	5.18674	64.55%	-	-
No	No	Yes	0.53%	0.03%	701	4.87500	70.68%	54	-
No	No	No	13.55%	0.67%	687	6.30820	65.19%	-	-
		should sum to 100% --->	100.0%						
			should sum to 100% --->	100.0%					

New Issue Computational Materials

$2,111,091,000 *(Approximate)*

Impac CMB Trust Series 2004-10
Collateralized Asset-Backed Bonds, Series 2004-10

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

November 18, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Group 3								
Prepayment Penalty Months	**Current Balance**	**# of Loans**	**% of Total**	**Average Balance**	**Gross WAC**	**Rem Term**	**FICO**	**Orig LTV**
Fixed Rate - No Prepay	$7,492,180	17	2.99%	$440,716	5.827%	341	745	65.78%
Fixed Rate - 1 Year Prepay	$1,554,024	2	0.62%	$777,012	5.689%	357	723	69.38%
Fixed Rate - 2 Year Prepay	$105,383	1	0.04%	$105,383	8.300%	359	656	95.00%
Fixed Rate - 3 Year Prepay	$1,401,980	5	0.56%	$280,396	6.487%	323	687	89.09%
Fixed Rate - 5 Year Prepay	$978,027	5	0.39%	$195,605	6.090%	335	701	68.88%
1 Month ARM - No Prepay	$349,153	1	0.14%	$349,153	7.250%	359	758	89.99%
6 Month ARM - No Prepay	$10,463,931	24	4.17%	$435,997	6.008%	360	684	79.93%
6 Month ARM - 1 Year Prepay	$4,679,856	11	1.87%	$425,441	5.574%	359	682	80.92%
6 Month ARM - 2 Year Prepay	$2,693,970	7	1.07%	$384,853	5.998%	359	648	79.33%
1 Year ARM - 1 Year Prepay	$4,407,356	11	1.76%	$400,669	5.741%	360	723	79.97%
1 Year ARM - 2 Year Prepay	$348,530	1	0.14%	$348,530	5.250%	360	671	70.00%
2/28 ARM - No Prepay	$42,846,570	100	17.09%	$428,466	5.876%	359	687	78.37%
2/28 ARM - 1 Year Prepay	$18,346,460	44	7.32%	$416,965	5.918%	359	685	81.58%
2/28 ARM - 2 Year Prepay	$69,187,355	160	27.59%	$432,421	6.100%	359	680	81.73%
2/28 ARM - 3 Year Prepay	$3,574,830	8	1.43%	$446,854	6.072%	359	683	77.67%
2/28 ARM - 5 Year Prepay	$419,898	2	0.17%	$209,949	5.684%	359	704	80.00%
3/27 ARM - No Prepay	$23,716,063	51	9.46%	$465,021	5.719%	359	690	75.65%
3/27 ARM - 1 Year Prepay	$3,094,464	8	1.23%	$386,808	5.619%	359	686	77.63%
3/27 ARM - 2 Year Prepay	$1,228,420	3	0.49%	$409,473	6.046%	359	664	74.90%
3/27 ARM - 5 Year Prepay	$8,973,949	20	3.58%	$448,697	5.847%	359	682	77.31%
5/25 ARM - No Prepay	$24,764,015	53	9.88%	$467,246	5.676%	359	698	72.60%
5/25 ARM - 1 Year Prepay	$6,094,553	13	2.43%	$468,812	5.587%	360	689	74.71%
5/25 ARM - 2 Year Prepay	$459,542	1	0.18%	$459,542	6.000%	359	699	80.00%
5/25 ARM - 3 Year Prepay	$6,034,221	13	2.41%	$464,171	5.378%	360	673	72.72%
5/25 ARM - 5 Year Prepay	$4,427,434	19	1.77%	$233,023	5.667%	359	679	75.71%
7/23 ARM - No Prepay	$1,330,379	3	0.53%	$443,460	5.631%	360	722	72.01%
7/23 ARM - 1 Year Prepay	$549,500	1	0.22%	$549,500	5.750%	359	655	70.00%
7/23 ARM - 3 Year Prepay	$350,000	1	0.14%	$350,000	5.500%	360	726	63.64%
7/23 ARM - 5 Year Prepay	$213,000	1	0.08%	$213,000	5.625%	360	618	68.71%
10/20 ARM - No Prepay	$640,000	1	0.26%	$640,000	6.125%	358	736	79.01%
Total:	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

New Issue Computational Materials

$2,111,091,000 ***(Approximate)***

Impac CMB Trust Series 2004-10
Collateralized Asset-Backed Bonds, Series 2004-10

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

November 18, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Group 3								
FICO Score	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig LTV
576 to 600	$1,463,955	3	0.58%	$487,985	6.902%	359	599	82.66%
601 to 625	$20,729,526	48	8.27%	$431,865	6.315%	359	616	79.27%
626 to 650	$35,006,001	85	13.96%	$411,835	6.027%	359	640	78.76%
651 to 675	$53,088,453	124	21.17%	$428,133	5.885%	357	663	76.64%
676 to 700	$45,865,050	108	18.29%	$424,676	5.779%	358	687	79.15%
701 to 725	$39,469,431	94	15.74%	$419,888	5.738%	359	712	78.72%
726 to 750	$25,473,470	58	10.16%	$439,198	5.740%	359	735	77.39%
751 to 775	$16,697,288	38	6.66%	$439,402	5.907%	359	760	78.91%
776 to 800	$11,765,402	27	4.69%	$435,756	5.806%	358	784	73.68%
801 to 825	$1,166,467	2	0.47%	$583,233	5.250%	356	802	71.60%
Total:	**$250,725,043**	**587**	**100.00%**	**$427,130**	**5.884%**	**358**	**688**	**78.04%**

New Issue Computational Materials

$2,111,091,000 *(Approximate)*

Impac CMB Trust Series 2004-10
Collateralized Asset-Backed Bonds, Series 2004-10

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

November 18, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Deal IMPAC 2004-10
Account TCW
ML Coverage
Completed 11/22/04 11:36 AM
Completed by
Comments:
Bond 4A2, 4M1, 4M2, 4M3

			SCENARIO		1	2	3	4	5	6	7
			Speed		100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing	100% pricing
			Rates		Forward	Forward	Forward	Forward	Forward+200	Forward	Forward+200
			Triggers		Fail	Fail	Fail	Fail	Fail	Fail	Fail
			Cleanup Call		To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity	To Maturity
			Default P&I Advance		100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance	100% Advance
			Default Severity		35%	45%	55%	60%	60%	60%	60%
			Default Recovery Lag		0 months	0 months	0 months	0 months	0 months	6 months	6 months
			Default Balance		Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance	Current Balance
			CPR = CDR + CRR								
			CPR = CRR		CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR	CPR = CRR
Class	SP/Moodys Ratings	Initial Bond Size	Target Sub-ordination								
4A1	AAA/Aaa	52.00	49.75	CDR							
				CummLosses							
			4.00	CDR							
				CummLosses							
			4.00	CDR							
				CummLosses							
		-	4.00	CDR	-	-	-	-	-	-	-
				CummLosses							
		-	4.00	CDR	-	-	-	-	-	-	-
				CummLosses							
		-	4.00	CDR	-	-	-	-	-	-	-
				CummLosses							
Target OC		2.25	4.00		-	-	-	-	-	-	-

New Issue Computational Materials

$2,111,091,000 *(Approximate)*

Impac CMB Trust Series 2004-10
Collateralized Asset-Backed Bonds, Series 2004-10

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

November 18, 2004

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Group 4												
Property City	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig LTV	DSCR	State	Top 5 Zip	Avg Loan/ Unit
LOS ANGELES	$42,788,906	39	25.96%	$1,097,151	5.079%	359	719	67.19%	1.31%	CA-S	90038(8.58%),90008(8.15%),90230(8.06%),91356(7.82%),91402(7.26%)	$59,347
INGLEWOOD	$7,948,000	6	4.82%	$1,324,667	5.189%	358	758	63.93%	1.36%	CA-S	90303(45.03%),90301(29.86%),90304(25.11%)	$46,209
HAWTHORNE	$7,807,969	5	4.74%	$1,561,594	5.091%	359	717	71.96%	1.25%	CA-S	90250(100.00%)	$67,310
LONG BEACH	$5,776,765	6	3.50%	$962,794	5.244%	359	712	63.01%	1.30%	CA-S	90804(40.57%),90813(28.64%),90802(22.16%),90805(8.64%)	$67,172
PHOENIX	$5,560,693	5	3.37%	$1,112,139	5.263%	359	700	70.90%	1.22%	AZ	85019(37.72%),85018(36.42%),85008(16.55%),85006(9.31%)	$34,538
NORTH HILLS	$5,168,884	2	3.14%	$2,584,442	4.125%	357	772	75.00%	1.35%	CA-S	91343(100.00%)	$58,077
VAN NUYS	$4,691,034	2	2.85%	$2,345,517	5.250%	358	733	66.34%	1.18%	CA-S	91406(82.95%),91411(17.05%)	$57,208
SAN BERNARDINO	$4,653,650	4	2.82%	$1,163,412	5.581%	359	652	64.00%	1.25%	CA-S	92404(77.81%),92405(15.85%),92410(6.34%)	$33,722
COSTA MESA	$4,643,403	2	2.82%	$2,321,702	5.369%	359	609	70.54%	1.20%	CA-S	92627(100.00%)	$110,557
PANORAMA CITY	$4,391,002	3	2.66%	$1,463,667	5.358%	359	737	67.33%	1.26%	CA-S	91402(100.00%)	$58,547
Other	$71,391,603	74	43.31%	$964,751	5.482%	359	722	65.65%	1.33%	CA-S		$49,202
Total:	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**	**1.31%**			**$52,608**

Group 4												
Property Zip Code	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig LTV	DSCR	City	Top 5 Zip	Avg Loan/ Unit
90250	$7,807,969	5	4.74%	$1,561,594	5.091%	359	717	71.96%	1.25%	HAWTHORNE	90250(100.00%)	$67,310
91402	$7,495,949	5	4.55%	$1,499,190	4.926%	359	714	67.45%	1.30%	PANORAMA CITY	91402(100.00%)	$61,950
91343	$5,168,884	2	3.14%	$2,584,442	4.125%	357	772	75.00%	1.35%	NORTH HILLS	91343(100.00%)	$58,077
92627	$4,643,403	2	2.82%	$2,321,702	5.369%	359	609	70.54%	1.20%	COSTA MESA	92627(100.00%)	$110,557
91406	$4,322,490	2	2.62%	$2,161,245	5.200%	358	744	65.85%	1.17%	LOS ANGELES	91406(100.00%)	$62,645
90038	$3,670,685	4	2.23%	$917,671	5.125%	359	695	70.00%	1.29%	LOS ANGELES	90038(100.00%)	$85,365
92404	$3,621,125	1	2.20%	$3,621,125	5.625%	359	625	64.73%	1.25%	SAN BERNARDINO	92404(100.00%)	$32,919
90303	$3,578,960	2	2.17%	$1,789,480	4.910%	357	777	68.72%	1.32%	INGLEWOOD	90303(100.00%)	$47,092
90008	$3,488,840	4	2.12%	$872,210	4.901%	359	695	79.40%	1.44%	LOS ANGELES	90008(100.00%)	$52,072
90230	$3,450,413	1	2.09%	$3,450,413	5.500%	358	698	65.87%	1.18%	LOS ANGELES	90230(100.00%)	$71,884
Other	$117,573,189	120	71.33%	$979,777	5.370%	359	724	65.50%	1.32%	LOS ANGELES		$49,989
Total:	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**	**1.31%**			**$52,608**

Group 4												
Property City	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig LTV	DSCR	State	Top 5 Zip	Avg Loan/ Unit
LOS ANGELES	$42,788,906	39	25.96%	$1,097,151	5.079%	359	719	67.19%	1.31%	CA-S	90038(8.58%),90008(8.15%),90230(8.06%),91356(7.82%),91402(7.26%)	$59,347
INGLEWOOD	$7,948,000	6	4.82%	$1,324,667	5.189%	358	758	63.93%	1.36%	CA-S	90303(45.03%),90301(29.86%),90304(25.11%)	$46,209
HAWTHORNE	$7,807,969	5	4.74%	$1,561,594	5.091%	359	717	71.96%	1.25%	CA-S	90250(100.00%)	$67,310
LONG BEACH	$5,776,765	6	3.50%	$962,794	5.244%	359	712	63.01%	1.30%	CA-S	90304(40.57%),90813(28.64%),90802(22.16%),90805(8.64%)	$67,172
PHOENIX	$5,560,693	5	3.37%	$1,112,139	5.263%	359	700	70.90%	1.22%	AZ	85019(37.72%),85018(36.42%),85008(16.55%),85006(9.31%)	$34,538
NORTH HILLS	$5,168,884	2	3.14%	$2,584,442	4.125%	357	772	75.00%	1.35%	CA-S	91343(100.00%)	$58,077
VAN NUYS	$4,691,034	2	2.85%	$2,345,517	5.250%	358	733	66.34%	1.18%	CA-S	91406(82.95%),91411(17.05%)	$57,208
SAN BERNARDINO	$4,653,650	4	2.82%	$1,163,412	5.581%	359	652	64.00%	1.25%	CA-S	92404(77.81%),92405(15.85%),92410(6.34%)	$33,722
COSTA MESA	$4,643,403	2	2.82%	$2,321,702	5.369%	359	609	70.54%	1.20%	CA-S	92627(100.00%)	$110,557
PANORAMA CITY	$4,391,002	3	2.66%	$1,463,667	5.358%	359	737	67.33%	1.26%	CA-S	91402(100.00%)	$58,547
Other	$71,391,603	74	43.31%	$964,751	5.482%	359	722	65.65%	1.33%	CA-S		$49,202
Total:	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**	**1.31%**			**$52,608**

Group 4												
Property Zip Code	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig LTV	DSCR	City	Top 5 Zip	Avg Loan/ Unit
90250	$7,807,969	5	4.74%	$1,561,594	5.091%	359	717	71.96%	1.25%	HAWTHORNE	90250(100.00%)	$67,310
91402	$7,495,949	5	4.55%	$1,499,190	4.926%	359	714	67.45%	1.30%	PANORAMA CITY	91402(100.00%)	$61,950
91343	$5,168,884	2	3.14%	$2,584,442	4.125%	357	772	75.00%	1.35%	NORTH HILLS	91343(100.00%)	$58,077
92627	$4,643,403	2	2.82%	$2,321,702	5.369%	359	609	70.54%	1.20%	COSTA MESA	92627(100.00%)	$110,557
91406	$4,322,490	2	2.62%	$2,161,245	5.200%	358	744	65.85%	1.17%	LOS ANGELES	91406(100.00%)	$62,645
90038	$3,670,685	4	2.23%	$917,671	5.125%	359	695	70.00%	1.29%	LOS ANGELES	90038(100.00%)	$85,365
92404	$3,621,125	1	2.20%	$3,621,125	5.625%	359	625	64.73%	1.25%	SAN BERNARDINO	92404(100.00%)	$32,919
90303	$3,578,960	2	2.17%	$1,789,480	4.910%	357	777	68.72%	1.32%	INGLEWOOD	90303(100.00%)	$47,092
90008	$3,488,840	4	2.12%	$872,210	4.901%	359	695	79.40%	1.44%	LOS ANGELES	90008(100.00%)	$52,072
90230	$3,450,413	1	2.09%	$3,450,413	5.500%	358	698	65.87%	1.18%	LOS ANGELES	90230(100.00%)	$71,884
Other	$117,573,189	120	71.33%	$979,777	5.370%	359	724	65.50%	1.32%	LOS ANGELES		$49,989
Total:	**$164,821,907**	**148**	**100.00%**	**$1,113,662**	**5.276%**	**359**	**721**	**66.80%**	**1.31%**			**$52,608**